Exhibit 1

For immediate release

ID BIOMEDICAL’S FLU VACCINE GRANTED FAST TRACK STATUS BY FDA

•                    Company’s plant upgrade and expansion on track

•                    Capacity expected to increase to approximately 75 million doses annually

Vancouver, BC – July 12, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) announced today it has been advised by the United States Food and Drug Administration’s Center for Biologics Evaluation and Research (CBER) that the Company’s Influenza Virus Vaccine (Fluviral™) has been granted a Fast Track designation.

Under the Food and Drug Administration Modernization Act of 1997, the Fast Track program was implemented to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening disease, and that demonstrate the potential to address unmet medical needs.  The Fast Track designation allows for frequent communications with the FDA and the possibility of submitting portions of marketing application (BLA) before the complete BLA is submitted.

Earlier this year, ID Biomedical announced that its flu vaccine was eligible for accelerated approval and priority review.  With this newly obtained Fast Track designation, ID Biomedical has access to the major regulatory mechanisms put in place by the FDA to facilitate rapid licensure.  These programs are applicable due to the ongoing shortages of influenza vaccine in the United States.

“We are very pleased to receive Fast Track designation for our injectable flu vaccine,” said Jane Halpern, ID Biomedical’s Vice President of Regulatory Affairs. “This designation along with our access to accelerated approval and priority review mechanisms clearly signal the importance of expanding flu vaccine availability in the United States.”

The Company also announced today that the ongoing expansion and upgrading of its Quebec-based flu vaccine manufacturing facilities is on schedule.  The construction work to expand the primary influenza vaccine manufacturing site in Quebec City is completed and the validation process has been initiated. The upgrade of the Laval facility has begun to allow additional upstream capabilities.  The expansion at the Quebec City facility, the upgrade at the Laval facility and the harmonization of the two facilities will allow ID Biomedical to further increase its production capacity from the 50 million doses production capacity originally announced (utilizing only the Quebec City plant), to approximately 75 million doses per year in 2007, after all expansion and upgrade work is completed at both sites.

“We now have access to all three regulatory mechanisms available to expedite regulatory approval of our flu vaccine in the United States and we are working diligently toward this important goal,” said Dr. Anthony Holler, ID Biomedical’s Chief Executive Officer.  “Additionally, the expansion of our production capacity is right on track.  Once completed, ID Biomedical will be positioned as one of the largest flu vaccine manufacturers in the world. This is a tremendous opportunity given the continuing worldwide shortage of flu vaccines.”

ID Biomedical expects that with the U.S. regulatory approval of its injectable flu vaccine and a successful pre-approval inspection of its facilities, the company will be able to produce approximately 20-25 million doses of influenza vaccine for the U.S. market in 2006, and approximately 40 million doses in 2007.  ID Biomedical is also committed to develop a preservative-free formulation of its product for the pediatric population.

ID Biomedical produces Fluviral from its two flu vaccine production facilities located in Laval and Quebec City, Quebec. The Company’s Quebec City facility will house the newest egg-based vaccine production facility in the world.  Upon FDA approval, Fluviral will be distributed in the U.S. by ID Biomedical’s distribution partners: Henry Schein, Inc., AmerisourceBergen Corporation’s Specialty Group and McKesson Corporation. These distribution partners have agreed to purchase and distribute 38 million doses of the Company’s flu vaccine annually beginning in 2007.  If ID Biomedical obtains FDA approval by April 1, 2006 under the accelerated approval mechanism, then the agreement will be applicable to the 2006 season as well.

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.   It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company’s website at www.idbiomedical.com.

The information in this news release contains so-called “forward-looking” statements. These include statements regarding ID Biomedical’s expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language. All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company’s ability to successfully integrate the Shire vaccine business; (ii) the company’s ability to successfully complete preclinical and clinical development of its products; (iii) the company’s ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company’s revenues from quarter to quarter; (v)  decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations / Media

Dean Linden	Michèle Roy
(604) 431-9314	(450) 978-6313
dlinden@idbiomedical.com	mroy@idbiomedical.com